SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Receives Tel Aviv Court Approval for Stock Repurchase Program dated August 2, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Receives Tel Aviv Court Approval for Stock Repurchase Program

Wednesday August 2, 7:00 am ET

Board Approved Program to Buy Back up to $30 Million of Stock is Effective August 3

FAIR LAWN, N.J.--(BUSINESS WIRE)--Aug. 2, 2006--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that it has received approval from the District Court in Tel Aviv Jaffa to repurchase up to $30 million but not more than 2 million shares of its common stock under a Board-approved share repurchase program. The approval was required in accordance with Section 333 of the Israeli Companies Laws, 1999. The program will comply with Securities and Exchange Commission Rule 10b-18. It will become effective on August 3 and will be carried out according to the guidelines of the Board of Directors of RADVISION.

RADVISION currently has 22,105,694 shares of common stock outstanding.

About RADVISION

RADVISION is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
 or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
 or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  August 2, 2006